Central Park Group Multi-Event Fund

12 East 49th Street

New York, New York 10017

May 28, 2008

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Brion R. Thompson, Esq.

Re: Central Park Group Multi-Event Fund (the “Fund”)

Withdrawal of Post-Effective Amendment No. 1

to the Fund’s Registration Statement on Form N-2

(File Nos. 333-139002 and 811-21984)

Ladies and Gentlemen:

On May 13, 2008, the Fund filed Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (the “Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”). The Amendment also constituted Post-Effective Amendment No. 3 to the Fund’s Registration Statement under the Investment Company Act of 1940, as amended. The Amendment was incorrectly submitted as a “POS 8C” pursuant to Section 8(c) of the 1933 Act; it should have been filed pursuant to Rule 486(b) under the 1933 Act. Accordingly, pursuant to Rule 477 under the 1933 Act, the Fund hereby requests the withdrawal of the Amendment. The Fund anticipates refiling the Amendment pursuant to Rule 486(b) on or about July 1, 2008.

Sincerely,

CENTRAL PARK GROUP MULTI-EVENT FUND

By:	/s/ Michael Mascis
Name: Michael Mascis
Title: Authorized Person